UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report on Form 6-K originally furnished by Waldencast plc (the “Company”) with the Securities and Exchange Commission on September 18, 2023 (the “Original Form 6-K”) is being furnished solely to correct the number of the Company’s Class A Shares outstanding as of the Closings, stated under the heading “Private Placement of Class A Ordinary Shares” and in Exhibit 99.1, which contains the press release. This Amendment does not make any other changes to the Original Form 6-K. Except as specifically stated herein, the Original Form 6-K remains unchanged.

Following the Closings, the Company will have a total of 122,152,112 ordinary shares issued and outstanding, consisting of 101,168,559 Class A Shares and 20,983,553 Class B ordinary shares. No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the PIPE Investment.

A copy of the press release announcing the PIPE Investment is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated September 18, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: September 20, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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